Exhibit 99.1

Lucas GC Limited Announces 1H 2025 Financial Results:

Revenue at US$54.01 million with Increases in Gross Margin

NEW YORK, OCTOBER 31, 2025 (GLOBE NEWSWIRE) — Lucas GC Limited (NASDAQ: LGCL) (“Lucas” or the “Company”), an artificial intelligence (the “AI”) technology-driven Platform-as-a-Service (the “PaaS”) company whose technologies have been applied to the human resources and insurance industry verticals, today announced its financial results for 1H fiscal year of 2025.

1H 2025 Financial Highlights

●	Our revenue was RMB386.89 million (US$54.01 million) for the six months ended June 30, 2025, compared with RMB605.52 million for the six months ended June 30, 2024, representing a decrease of 36.11%.
●	We recorded a gross margin of 33.74% for the six months ended June 30, 2025, representing an increase of 200 bps compared with that of the six months ended June 30, 2024.
●	We recorded net income of RMB21.49 million (US$3.0 million) for the six months ended June 30, 2025, compared with RMB53.93 million for the six months ended June 30, 2024.
●	Our net income margin decreased to 5.56% for the six months ended June 30, 2025, compared with 8.91% for the six months ended June 30, 2024.

Management Commentary

Howard Lee, Chief Executive Officer of Lucas, said “We continue to position ourselves as a technology company rather than a service company, resulting in improvement of our gross margin in 1H 2025 compared to 1H 2024. The revenue decrease was due to slowdown of the overall Chinese economy, our change of strategy to focus on higher-margin products and our management focus on initiating operations outside China.”

“In order to sustain our technological leads as a technology company, we have continued to invest significantly in research and development. R&D expenses as a percentage of revenue was 11.86% which is still well above industry average. We obtained one additional patent related to core Artificial Intelligence (AI) technology, bringing the total number of granted patents to 20.”

About Lucas GC Limited

With 20 granted U.S. and Chinese patents and over 75 registered software copyrights in the AI, data analytics and blockchain technologies, Lucas GC Limited is an AI technology-driven Platform as a Service (PaaS) company. Lucas’ technologies have been applied to the human resources and insurance industry verticals. For more information, please visit: https://www.lucasgc.com/.

Forward-Looking Statements

Statements in this press release about future expectations, plans, and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements.” The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including the uncertainties related to market conditions. Any forward-looking statements contained in this press release speak only as of the date hereof, and Lucas GC Limited specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

For Investor Inquiries and Media Contact:

https://www.lucasgc.com/

ir@lucasgc.com

T: 818-741-0923

LUCAS GC LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31, 2024	As of June 30, 2025
	RMB	RMB	US$
		(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	30,380	30,082	4,199
Restricted cash	1,281	-	-
Short-term investments	2,803	1,425	199
Accounts receivable, net	61,059	47,226	6,592
Advance to suppliers, net	163,647	162,409	22,671
Deferred offering costs	2,302	104	15
Prepaid expenses and other current assets	1,955	6,933	966
Total current assets	263,427	248,179	34,642

Non-current assets
Long-term investments	-	21,491	3,000
Software and equipment, net	84,465	108,268	15,114
Development expenditures	32,515	51,714	7,219
Operating lease right-of-use assets, net	575	369	52
Deferred tax assets, net	22,270	28,882	4,032
Total non-current assets	139,825	210,724	29,417

TOTAL ASSETS	403,252	458,903	64,059

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	67,470	90,800	12,675
Accounts payable	46,800	28,126	3,926
Contract liabilities	15,906	7,843	1,095
Income tax payable	71	71	10
Amounts due to related parties	3,700	1,400	195
Operating lease liabilities, current	458	303	42
Accrued expenses and other current liabilities	3,170	3,655	510
Total current liabilities	137,575	132,198	18,453

Operating lease liabilities, non-current	99	-	-
Total non-current liability	99	-	-
TOTAL LIABILITIES	137,674	132,198	18,453

Shareholders’ equity
Ordinary shares (US$0.0002 par value; 250,000,000 and 250,000,000 shares authorized as of December 31, 2024 and June 30, 2025; 1,986,677 and 2,790,427 shares issued and outstanding as of December 31, 2024 and June 30, 2025, respectively)	3	3	-
Subscription receivables	(3)	(3)	-
Treasury Stock	(856)	(856)	(119)
Additional paid-in capital	142,828	182,968	25,541
Statutory reserve	23,271	23,271	3,249
Retained earnings	97,118	118,452	16,535
Accumulated other comprehensive income (loss)	472	(34)	(5)
Total Lucas GC Limited shareholders’ equity	262,833	323,801	45,201
Non-controlling interests	2,745	2,904	405
Total shareholders’ equity	265,578	326,705	45,606

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	403,252	458,903	64,059

LUCAS GC LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the six months ended June 30,
	2024	2025
	RMB	RMB	US$
	(Unaudited)	(Unaudited)
Revenues
Recruitment service	155,812	31,806	4,440
Outsourcing service	418,456	334,471	46,690
Others	31,250	20,613	2,878
Total revenues	605,518	386,890	54,008
Cost of revenues	(402,438)	(256,355)	(35,786)
Gross profit	203,080	130,535	18,222

Operating expenses
Selling and marketing expenses	(39,000)	(30,562)	(4,266)
General and administrative expenses	(30,299)	(38,798)	(5,416)
Research and development expenses	(80,612)	(45,881)	(6,405)
Total operating expenses	(149,911)	(115,241)	(16,087)

Income from operations	53,169	15,294	2,135

Other expenses
Financial expenses, net	(754)	(325)	(45)
Other income (expenses), net	718	(89)	(12)
Total other expenses, net	(36)	(414)	(57)

Income before income tax benefit	53,133	14,880	2,078
Income tax benefit	794	6,613	923
Net income	53,927	21,493	3,001
Less: net income attributable to non-controlling interests	(398)	(159)	(22)
Net income attributable to Lucas GC Limited	53,529	21,334	2,979

Net income	53,927	21,493	3,001
Other comprehensive income:
Foreign currency translation difference, net of tax of nil	438	(506)	(71)
Total comprehensive income	54,365	20,987	2,930
Less: total comprehensive income attributable to non-controlling interests	(398)	(159)	(22)
Comprehensive income attributable to Lucas GC Limited	53,967	20,828	2,908

Net income per share:
Basic	27.09	10.55	1.47
Diluted	27.09	10.55	1.47

Weighted average shares outstanding used in calculating basic and diluted loss per share:
Basic	1,976,166	2,022,399	2,022,399
Diluted	1,976,166	2,022,399	2,022,399